            [Wilmer Cutler Pickering Hale and Dorr LLP Letterhead]


May 9, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Marc Thomas, Senior Staff Accountant

RE:  AMDOCS LIMITED
     Form 20-F for Fiscal Year Ended September 30, 2005
     Filed December 28, 2005
     Form 6-K filed January 19, 2006
     File No. 001-14840


Ladies and Gentlemen:

Amdocs Limited ("Amdocs" or the "Company") is in receipt of the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter dated April 20, 2006, from Mr. Brad Skinner, Accounting Branch Chief of the Commission. The comment letter relates to the Company's Annual Report on Form 20-F for fiscal year ended December 31, 2005 filed with the Commission on December 28, 2005 and its Report of Foreign Private Issuer on Form 6-K furnished to the Commission on January 19, 2006.

As I described on my voice mail yesterday, the Company's officers received the comment letter on May 8, 2006, and the Company is now working diligently to consider, and to prepare its responses to, the Staff's comments. The Company expects that it will respond within ten business days.

Please contact me by telephone at 212-937-7276, or Jason Kropp of this firm at 617-526-6421, should you have any questions. Thank you for your assistance.

Sincerely,

/s/ Robert A. Schwed

Robert A. Schwed